FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                        Commission File Number: 333-07654

                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F  ___X____     Form 40-F ________

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes      ________        No  ___X_______


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes      ________        No   __X_______


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                       Yes      ________        No  ___X_______


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

            ENDESA First Quarter 2004 Consolidated Results

        Net Profit Was Euro 400 Million in January-March 2004


    NEW YORK--(BUSINESS WIRE)--April 28, 2004--ENDESA (NYSE:ELE)

  ENDESA'S OPERATING PROFIT TOTALLED EURO 1,024 MILLION IN THE FIRST
      QUARTER OF 2004, AN INCREASE OF 18.5% WITH RESPECT TO 2003

   ORDINARY PROFIT WAS EURO 736 MILLION, AN INCREASE OF 24.8% VERSUS THE SAME PERIOD OF 2003 CONFIRMING THE HIGH QUALITY OF THE COMPANY'S
           EARNINGS WHICH IN THIS PERIOD WERE ALL RECURRING

     A LIKE FOR LIKE COMPARISON OF NET PROFIT, AFTER STRIPPING OUT CAPITAL GAINS AND EXTRAORDINARY PROVISIONS FROM THE RESULTS FOR THE
   FIRST QUARTER OF 2003, NET PROFIT INCREASED BY 74.7% IN THE FIRST
                                 QUARTER OF 2004

    -- All ENDESA's businesses recorded net profit. Net profit from the Spanish electricity business totalled Euro 286 million, that from the Latin American electricity business Euro 24 million, that from the European electricity business Euro 45 million and that from other businesses also Euro 45 million.

    -- In addition, all the company's businesses recorded growth in operating profit compared to the first quarter of 2003: the Spanish electricity business by 27.4%, the electricity business in the rest of Europe by 15.9%, the Latin American electricity business by 3.4% and other businesses by 116.7%.

    -- In the first quarter of 2004, the operating profit of ENDESA's Latin American electricity business increased in terms of euros despite the lower average exchange rate of the dollar against this currency when compared to the first quarter of 2003. In this sense, operating profit of Latin American business significantly reversed the trend seen in previous quarters.

    -- In the first quarter of 2004, ENDESA generated a total of 44,300 GWh of electricity in all the markets in which it operates in Spain, the rest of Europe and Latin America, an increase of 12.8% on the same period of 2003. Electricity sales in these same markets were 43,300 GWh, 7.4% more than in the first quarter of 2003.

    -- EBITDA (operating cash flow) totalled Euro 1,412 million in the first quarter of 2004, an increase of 12.2% with respect to 2003.

    -- The company's leverage ratio has remained stable, at 31 March 2004 it was 125.3% vs. 125.5% as of 31 December, 2003, an improvement of 0.2 percentage points confirming progress towards the goal of reducing leverage included in the Strategic Plan for 2004-2008.

    -- At 31 March 2004, ENDESA's net debt was Euro 17,896 million. 92% of this was at fixed or hedged rates, thereby minimizing risks from a possible rate hike in coming years.

    -- The Spanish telecoms operator Auna made a profit for the first time in the first quarter of 2004, which together with the good performance of the Chilean mobile telephony company Smartcom led to a Euro 32 million increase in equity-consolidated earnings from these companies in the first quarter of 2004 versus the same period of 2003.

    -- At the beginning of March, ENDESA reached an agreement with Charbonnages de France (CDF) to acquire an additional 35% of the French generator SNET, in which ENDESA already held 30%, thereby increasing its shareholding to 65%. The European Commission approved this deal on April 21, so this now only requires the authorization of the French State Holdings Agency.

    -- In the first quarter of 2004, ENDESA maintained its leadership of the Spanish electricity market, with a 44.9% market share in electricity generation in the ordinary regime, 42.2% in distribution and 41.7% in sales to end customers.

    -- In the first quarter of 2004, ENDESA's coal-fired power plants generated 9,193 GWh, 18.3% of peninsular electricity generation under the ordinary regime of the whole Spanish electricity sector.

    -- In the first quarter of 2004, which saw lower rainfall than in the same period of 2003, the Company's coal-fired plants provided one out of every five GWhs generated in the peninsula, thereby making a significant contribution to guaranteeing coverage of demand.

    -- Tangible investment on the Spanish distribution business totalled Euro 127 million in the first quarter of 2004, a rise of 25.7% versus the same period of 2003, due to the efforts ENDESA is making on improving supply quality.

    -- Gas sales of companies in which ENDESA has a majority stake amounted to 3,850 GWh in the first quarter of 2004. Of this amount, 2,293 GWh was sold on the deregulated market and 1,557 GWh on the regulated market.

    -- Endesa Chile started the loading of Ralco Dam (Chile), a 570 MW facility whose generation will cover 9% of the Central Interconnected System
        (SIC). This plant will begin generating by mid 2004.

    ENDESA's (NYSE:ELE) net profit in the first quarter of 2004 was Euro 400 million, and its EPS Euro 0.38.
    No significant extraordinary results have been recorded in this quarter so virtually all net profit reflects earnings from the company's ordinary activities.
    On the contrary, in the first quarter of 2003 the company recorded capital gains from the sale of transmission assets to Red Electrica de Espana (REE) and certain real estate assets, whose impact on net profit for the period after the deduction of extraordinary provisions made during this period totalled Euro 440 million. Stripping out this impact, recurring profit in the first quarter of 2003 was Euro 229 million.
    Consequently, a like for like comparison of net profit in the first quarter of 2004 with that for the same period of 2003, in other words after stripping out extraordinary earnings in both periods, shows net profit increased by 74.7% in the first quarter of 2004.
    In the first quarter of 2004, ENDESA generated a total of 44,300 GWh of electricity in all the markets in which it operates, an increase of 12.8% on the same period of 2003, with electricity sales of 43,300 GWh, growth of 7.4% on the first quarter of 2003.
    All ENDESA's businesses recorded net profit in the first quarter of 2004. Net profit from the Spanish electricity business totalled Euro 286 million, that from the Latin American electricity business Euro 24 million, that from the European electricity business Euro 45 million and that from other businesses also Euro 45 million.
    Ordinary profit was Euro 736 million, an increase of 24.8% versus the same period of 2003 reflecting the high quality of the Company's earnings.
    Operating profit was Euro 1,024 million, an increase of 18.5% on the same period of 2003.
    Operating profit grew for all ENDESA's electricity businesses. Operating profit from the domestic electricity business was Euro 586 million, an increase of 27.4% on the same period of last year. In the rest of Europe this figure was Euro 124 million, an increase of 15.9%, and in Latin America it was Euro 301 million, an advance of 3.4%, while in the other businesses growth was 116.7% to Euro 13 million.
    In the first quarter of 2004, the operating profit of ENDESA's Latin American electricity business increased in terms of euros despite the lower average exchange rate of the dollar against this currency when compared to the first quarter of 2003. In this sense, operating profit of Latin American business significantly reversed the trend seen in previous quarters.
    ENDESA's leverage ratio at 31 March 2004 was stable at 125.3%, compared to 125.5% at 31 December 2003, an improvement of 0.2 percentage points. Accordingly, ENDESA has continued to make progress towards the target of reducing leverage included in the Strategic Plan 2004-2008.
    At 31 March 2004, ENDESA's net debt was Euro 17,896 million. 92% of this was at fixed or hedged rates, thereby eliminating risks from a possible rate hike in coming years.
    AUNA and Smartcom's results continued to perform well in the first quarter of 2004. The Spanish telecoms operator made a profit for the first time. This, allied to a good performance from Smartcom, led to a Euro 32 million increase in equity-consolidated earnings from these companies versus the same period of 2003.

    1. Results analysis

    The table below shows the key figures from ENDESA's consolidated P&L for the first quarters of 2004 and 2003.



Endesa key P&L data (Euro million)
----------------------------------------------------------------------
                                         03/31/04    03/31/03   % Chg
-------------------------------------------------- ----------- -------
Revenue                                     4,246       3,927     8.1
-------------------------------------------------- ----------- -------
Operating cash flow                         1,412       1,258    12.2
-------------------------------------------------- ----------- -------
Operating profit                            1,024         864    18.5
-------------------------------------------------- ----------- -------
Ordinary profit                               736         590    24.8
-------------------------------------------------- ----------- -------
Net profit                                    400         669   -40.2
-------------------------------------------------- ----------- -------
Cash flow                                   1,004         991     1.3
-------------------------------------------------- ----------- -------

    1.1 Operating profit

    ENDESA posted revenue of Euro 4,246 million in the first quarter of 2004, an increase of 8.1% on the same period of 2003.
    Operating cash flow was Euro 1,412 million, an increase of 12.2% compared to the first quarter of 2003.
    Operating profit rose 18.5% to Euro 1,024 million.
    The table below shows the breakdown for ENDESA's markets and businesses by revenue, cash flow, operating cash flow and operating profits.


                              Electricity business
                        Spain Europe Latin America Other
                                  businesses
-------------- ------------- -----------------------------------------
               Euro     %    Euro     %    Euro     %    Euro     %
                mill.  total  mill.  total  mill.  total  mill.  total
-------------- ------ ------ ------ ------ ------ ------ ------ ------
Revenue        2,720   64.0    559   13.2    937   22.1     30    0.7
-------------- ------ ------ ------ ------ ------ ------ ------ ------
Operating cash
 flow            837   59.3    154   10.9    400   28.3     21    1.5
-------------- ------ ------ ------ ------ ------ ------ ------ ------
Operating
 profit          586   57.2    124   12.1    301   29.4     13    1.3
-------------- ------ ------ ------ ------ ------ ------ ------ ------
Cash flow        568   56.6    134   13.3    239   23.8     63    6.3
-------------- ------ ------ ------ ------ ------ ------ ------ ------


    1.1.1. Electricity business in Spain

    ENDESA's Spanish electricity business made operating profits of Euro 586 million in the first three months of 2004, an increase of Euro 126 million in absolute terms or 27.4% in percentage terms on the same period last year.
    Euro 25 million of this increase came from the increase in the estimated useful life of the company's nuclear power plants from 30 to 40 years, resulting in smaller depreciation charges for these plants.
    Coinciding with this change, ENDESA has begun to make a provision to cover the costs of dismantling these plants once their useful lives have concluded. In the first quarter of 2004, Euro 5 million has been provided for in this respect.
    Stripping out the effect of the change to the useful life of its nuclear plants, operating profit from the Spanish electricity business would have grown by 22.0%.
    The main factors driving operating profit growth in the Spanish electricity business were the 7.9% increase in energy generated, the average 1.7% increase in the regulated tariff in 2004 versus 2003, the 8.8% increase in the average price to liberalized customers, and the fact that the increase in fuel costs was smaller than the increase in generation.
    Below a detailed breakdown of the various items is shown, comprising ENDESA's electricity operating profits.

    Revenues

    Revenues from the Spanish electricity business were Euro 2,720 million in the first quarter of 2004, a 10.1% increase from the year earlier. The breakdown by item was as follows.



                                           Euro million
---------------------------------------------------------------- -----
                                    03/31/04  03/31/03    Chg    % Chg
--------------------------------------------- --------- -------- -----
Sales                                  2,473     2,285      188   8.2
--------------------------------------------- --------- -------- -----
Technology CTC                           143       107       36  33.6
--------------------------------------------- --------- -------- -----
Coal CTC                                  24        19        5  26.3
--------------------------------------------- --------- -------- -----
Services                                  80        59       21  35.6
--------------------------------------------- --------- -------- -----
TOTAL                                  2,720     2,470      250  10.1
--------------------------------------------- --------- -------- -----


    Sales

    Sales in the Spanish electricity market were Euro 2,473 million, broken down as follows:



                                             Euro million
--------------------------------------------------------------- ------
                                       03/31/04  03/31/03  Chg  % Chg
------------------------------------------------ --------- ---- ------
Peninsular generation                       706       633   73   11.5
------------------------------------------------ --------- ---- ------
Distribution and supply at peninsular
 tariff                                     955       931   24    2.6
------------------------------------------------ --------- ---- ------
Supply to liberalized clients               426       324  102   31.5
------------------------------------------------ --------- ---- ------
Non-peninsular systems                      247       228   19    8.3
------------------------------------------------ --------- ---- ------
Non-peninsular compensation                  56        54    2    3.7
------------------------------------------------ --------- ---- ------
Wholesale bilateral transactions              3        33  (30) -90.9
------------------------------------------------ --------- ---- ------
Gas                                          57        48    9   18.8
------------------------------------------------ --------- ---- ------
Others                                       23        34  (11) -32.4
------------------------------------------------ --------- ---- ------
TOTAL                                     2,473     2,285  188    8.2
------------------------------------------------ --------- ---- ------


    In the first quarter of 2004, ENDESA maintained its leadership of the Spanish electricity market, with a 44.9% market share in ordinary regime electricity generation, 42.2% in distribution and 41.7% in sales to end customers.

    Peninsular generation

    In the first three months of 2004, electricity demand on the Iberian peninsula grew 4.4% with respect to the same period of 2003. However, ordinary regime generation grew more, by 4.9%, as a result of the decline in the balance of international exchanges and the 10.1% increase in special regime generation.
    In the first quarter of 2004, ENDESA generated 20,842 GWh of the electricity sold on the wholesale market, representing a rise of 7.7% on the same period of 2003. This represents a market share of 41.5%.
    In the first quarter of 2004, ENDESA's coal-fired power plants generated 9,193 GWh, 18.3% of peninsular electricity generation under the ordinary regime of the whole Spanish electricity sector. This means that in periods of lower than average rainfall such as the first quarter of 2004, the Company's coal-fired plants provided one out of every five GWhs generated in the peninsula, thereby making a significant contribution to guaranteeing coverage of demand.
    Meanwhile, ENDESA companies operating under the special regime generated 1,470 GWh in the first quarter of 2004. Earnings from this activity are recorded under "Other businesses."
    Of this amount, 903 GWh were generated by installations exploiting renewable energy in which ENDESA has an interest, a 13.3% increase on the first quarter of 2003.
    ENDESA's generation sales on the peninsula rose 11.5% due to the increase in generation mentioned above and the 2.3% rise in the average pool price in the first quarter of 2004 compared to the same period of 2003. In absolute terms, the average pool price for the first quarter of 2004 was Euro cents 3.14 per kWh.
    The table below shows the structure of peninsular electricity generation for ENDESA and the sector as a whole in the first quarters of 2004 and 2003:



Peninsular electricity generation structure of Endesa and the Spanish sector (%)
----------------------------------------------------------------------
                                          ENDESA            Sector
----------------------------------------------------    --------------
                                      1Q04     1Q03     1Q04     1Q03
-------------------------------------------    -----    -----    -----
Nuclear                               33.5     34.4     30.9     31.6
-------------------------------------------    -----    -----    -----
Coal                                  44.1     42.5     36.6     32.7
-------------------------------------------    -----    -----    -----
Hydro                                 14.1     17.7     19.2     29.8
-------------------------------------------    -----    -----    -----
CCGT                                   7.0      4.2     11.4      4.2
-------------------------------------------    -----    -----    -----
Fuel-gas                               1.3      1.2      1.9      1.7
-------------------------------------------    -----    -----    -----
Total                                  100      100      100      100
-------------------------------------------    -----    -----    -----


    The figures in the table above reflect the stability of ENDESA's generation mix in respect of fluctuations in rainfall levels, indicating that the company is not so exposed to the unstable regime of hydro contributions which exists on the peninsula as other companies.

    Distribution and supply at peninsular tariff

    ENDESA distributed 21,028 GWh of electricity in the peninsular market in the first quarter of 2004, of which 14,522 Gwh were supplied to regulated tariff customers.
    Endesa's distribution tolls and energy sales on the peninsular market increased by 2.6% compared to the same period of 2003. This increase was mainly the result of a 0.3% rise in energy supplied at tariff and the 1.2% hike in the price of energy acquired from the pool, which automatically feeds through to revenue billed to regulated customers.
    The gross distribution margin, measured as the difference between energy sales and purchases in this activity, amounted to Euro 339 million in the first quarter of 2004, an increase of 4.0% on the same period of 2003.

    Supply to liberalized clients

    In the first quarter of 2004, ENDESA sold 7,158 GWh to clients on the deregulated market, an increase of 21.1% from 2003 .
    This increase breaks down as follows: 15.4% in areas in which ENDESA acts as distributor, 11.6% in other areas and 87.3% to clients in other European countries.
    The rise in energy sold, together with the 8.8% increase in the average price, allowed for growth of 31.5% in sales of this activity, to Euro 426 million.

    Non-peninsular systems

    ENDESA's output in non-peninsular systems was 3,106 GWh in the first quarter of 2004, 8% more than in the same period of 2003. Demand rose 8.2% in the system as a whole.
    Sales on these markets in the period were Euro 247 million, representing growth of 8.3% from the first quarter of 2003, basically as a result of this rise in demand.
    In addition, the company received Euro 56 million in compensation, Euro 2 million more than in the first quarter of 2003.

    Gas

    Gas sales in the first quarter of 2004 amounted to Euro 57 million, an increase of 18.8% compared to the same period of last year. Gas sales of companies in which ENDESA has a majority stake amounted to 3,850 GWh in the first quarter of 2004. Of this amount, 2,293 GWh was sold on the deregulated market and 1,557 GWh on the regulated market.
    The 3,850 GWh sold together with the 3,395 GWh consumed in generation amount to a total of 7,245 GWh, an 8.3% share of the Spanish market.

    CTC

    In the first quarter of 2004, system revenues were sufficient to cover all the system's recognized costs, allowing for the payment of Euro 270 million in stranded costs (CTC).
    Of this amount, Euro 143 million correspond to ENDESA, Euro 36 million more than in the first quarter of 2003.

    Operating costs

    The table below shows the breakdown of operating costs for ENDESA's Spanish electricity business in the first quarters of 2004 and 2003.



                                              Euro million
                                        03/31/04  03/31/03  Chg  % Chg
------------------------------------------------- --------- ---- -----
Purchases                                  1,534     1,418  116   8.2
------------------------------------------------- --------- ---- -----
 Energy purchases                          1,010       926   84   9.1
------------------------------------------------- --------- ---- -----
 Raw materials                               374       358   16   4.5
------------------------------------------------- --------- ---- -----
 Transmission and other external costs       150       134   16  11.9
------------------------------------------------- --------- ---- -----
Depreciation                                 251       256   (5) -2.0
------------------------------------------------- --------- ---- -----
Provisions                                     8         7    1  14.3
------------------------------------------------- --------- ---- -----
Personnel                                    211       208    3   1.4
------------------------------------------------- --------- ---- -----
Other operating expenses                     184       169   15   8.9
------------------------------------------------- --------- ---- -----
TOTAL                                      2,188     2,058  130   6.3
------------------------------------------------- --------- ---- -----


    Purchases

    Purchases from January to March 2004 in the Spanish electricity business were Euro 1,524 million, an increase of Euro 116 million or 8.2% on the first quarter of 2003. This was due mainly to the following factors:

    -- Energy purchases made by ENDESA's distributor and supplier for client sales increased by Euro 84 million or 9.1% compared to the corresponding period of 2003. This increase was mainly the result of a 6.5% rise in energy supplied to both tariff and deregulated clients and the 1.2% increase in the average price of the energy acquired.

    -- Gas purchases for client sales increased by Euro 8 million or 23.5% due to the 18.8% increase in gas sales.

    -- Fuel costs for electricity generation rose by Euro 26 million, accounting for a 7.7% increase over the first quarter of 2003.

    Depreciation

    In recent months a study has been carried out in the European electricity sector into the remaining useful life of nuclear plants based on their current situation taking into account the investments made in recent years.
    As a result of this study, it was concluded that these plants were technically viable for a total period of 40 years compared to the 30-year period over which they were being depreciated.
    Accounting regulations establish that when a change is made to the estimated useful life of plant this shall be reflected by adjusting the depreciation charges over the remaining useful life of the installation. In accordance with this, since 1 January 2004 ENDESA has been depreciating its nuclear plants on the basis of a useful life of 40 years.
    This change in the estimated useful life of the company's nuclear power stations has resulted in a Euro 25 million smaller depreciation charge in the first quarter of 2004 than would have been the case if depreciation had been continued over 30 years.
    Despite this, the depreciation charge for the Spanish electricity business has only declined by Euro 5 million due to the depreciation of the investments made in 2003 and the Euro 6 million increase in the depreciation of assets to be recovered via CTCs applying their foreseeable recovery path.
    The net impact of this change in the estimated useful life of the company's nuclear power stations, together with the beginning of the provision for their dismantling, on ENDESA's net profit in the first quarter of 2004 was very small, around Euro 13 million, or 3%.

    Personnel expenses

    At 31 March 2004, ENDESA's Spanish electricity business employed 13,593 employees, a reduction of 58 with respect to 31 December 2003.
    In the first quarter of 2004, personnel expenses totalled Euro 211 million, an increase of 1.4% on 2003.

    Other operating expenses

    Other operating expenses totalled Euro 184 million in the first quarter of 2004, an increase of Euro 15 million with respect to 2003.
    This increase was due mainly to the Euro 7 million increase in repairs and maintenance as a result of plans aimed at boosting the quality of supply and the Euro 8 million increase in tax from the increase in the public thoroughfare levy because of higher sales and the environmental tax which has begun to be levied in Andalusia.

    1.1.2. Electricity business in Europe

    Operating profit from the electricity business in Europe totalled Euro 124 million in the first quarter of 2004, an increase of 15.9% with respect to 2003.
    In both the first quarter of 2004 and in 2003, practically all these earnings came from ENDESA Italia .
    Figures for sales and purchases of energy include bilateral wholesale operations carried out on the European market whose results were neutral. These operations declined Euro 44 million in the first quarter of 2004 compared to the same period of 2003.
    The following table shows changes in ENDESA Italia's operating profit between the first quarter of 2004 and the first quarter of 2003.



Endesa Italia key data
----------------------------------------------------------------------
                                                Euro million
----------------------------------------------------------------------
                                        03/31/04  03/31/03  Chg Chg %
------------------------------------------------- --------- --- ------
Revenues                                     387       367  20    5.5
------------------------------------------------- --------- --- ------
Capitalized expenses                           4         3   1   33.3
------------------------------------------------- --------- --- ------
Other revenues                                 2         1   1    100
------------------------------------------------- --------- --- ------
Energy purchases                             (14)      (22)  8  -36.4
------------------------------------------------- --------- --- ------
Raw materials                               (186)     (179) (7)   3.9
------------------------------------------------- --------- --- ------
Electricity transmission costs                (1)       (1)  -      -
------------------------------------------------- --------- --- ------
Personnel expenses                           (16)      (16)  -      -
------------------------------------------------- --------- --- ------
Depreciation                                 (30)      (27) (3)  11.1
------------------------------------------------- --------- --- ------
Other expenses                               (20)      (16) (4)  25.0
------------------------------------------------- --------- --- ------
Operating profit                             126       110  16   14.6
------------------------------------------------- --------- --- ------

    ENDESA Italia's revenues were 5.5% higher in the first quarter of 2004 than in the same period of 2003, due to a 16.0% increase in electricity sold and a 14.6% decrease in the average sale price caused by the tariff revision approved by the Electricity and Gas Authorities. Meanwhile, this same regulatory body approved through the resolution number 8/04 dated on February 5th the compensation for the purchase of "green certificates" in prior years, having a positive effect of Euro 18 million over Endesa Italia's revenues.
    Endesa Italia sold 5,777 GWh of electricity in the first quarter of 2004, of which 393 GWh was acquired from third parties for a cost of Euro 14 million. ENDESA Italia's output was 5,394 GWh in the first quarter of 2004, an increase of 768 GWh or 16.6% on the same period of 2003.
    This increase in output was the result of a 48 GWh decline in hydro production and a 816 GWh increase in thermal-fired electricity. The latter, together with higher fuel prices, led to a Euro 8 million increase in fuel costs.
    At the beginning of last August, ENDESA reached an agreement with Charbonnages de France (CDF) to acquire an additional 35% of the French generator SNET, in which ENDESA already held 30%. The European Commission approved this deal on April 21, so this now only requires the authorisation of the French State Holding Agency. Once this operation has been completed, ENDESA will own 65% of SNET so the latter's results will be fully consolidated instead of equity accounted as has been the case to date.

    1.1.3. Electricity business in Latin America

    Operating profit from the electricity business in Latin America totalled Euro 301 million in the first quarter of 2004, an increase of 3.4% with respect to 2003.
    Growth was underpinned by improved economic trends in the countries where ENDESA operates, which were first seen in 2003.
    This business's operating profit has grown in euros despite this currency's average exchange rate experienced a 16.3% appreciation vis-a-vis the dollar between the first quarters of 2003 and 2004 and the fact that a significant portion of revenues from Latin America, primarily from generation and the interconnection between Brazil and Argentina, are linked to the US$. Measured in dollars, the operating profit of the Latin American electricity business in the first quarter of 2004 increased by 20.2%.
    This operating profit performance demonstrates the basis strength of ENDESA's Latin American electricity business and the favourable operating performance of its subsidiaries in the region.
    The table below shows the generation and distribution figures of ENDESA's Latin American subsidiaries in the first quarter of 2004 compared to the same period in 2003.


                                           Generation    Distribution
                                              (GWh)          (GWh)
-------------------------------------------------------- -------------
                                             1Q04 % Chg     1Q04 % Chg
                                                   vs             vs
                                                   1Q03           1Q03
------------------------------------------------- ------ ------- -----
Chile                                      3,953   -8.3   2,721   8.9
------------------------------------------------- ------ ------- -----
Colombia                                   2,834   12.5   2,357   5.3
------------------------------------------------- ------ ------- -----
Argentina                                  4,139   70.2   3,439   8.6
------------------------------------------------- ------ ------- -----
Brazil                                     1,309  166.1   3,390   1.2
------------------------------------------------- ------ ------- -----
Peru                                       1,257   -3.2   1,041   4.2
------------------------------------------------- ------ ------- -----
TOTAL                                     13,492   22.1  12,948   5.6
------------------------------------------------- ------ ------- -----

    The table below sets out the operating cash flow and operating profit of ENDESA's Latin American electricity business, broken down by activity:



                                                Euro million
----------------------------------------------------------------------
                                       Operating cash    Operating
                                             flow           profit
------------------------------------------------------ ---------------
                                       1Q04 1Q03 % Chg 1Q04 1Q03 % Chg
------------------------------------------- ---- ----- ---- ---- -----
Genco and transmission                 245  257  -4.7  191  198  -3.5
------------------------------------------- ---- ----- ---- ---- -----
Distribution                           170  146  16.4  125  102  22.5
------------------------------------------- ---- ----- ---- ---- -----
Others                                 (15)  (9)  N/A  (15)  (9)  N/A
------------------------------------------- ---- ----- ---- ---- -----
Total                                  400  394   1.5  301  291   3.4
------------------------------------------- ---- ----- ---- ---- -----

    The following table shows the operating cash flow and operating profit of Latin American power generation and distribution businesses in the first quarter of 2004 compared to the same period in 2003, broken down by the countries where ENDESA operates through fully consolidated subsidiaries.



                                     Operating cash   Operating profit
                                           flow
----------------------------------------------------- ----------------
                                     1Q04 1Q03 % Chg  1Q04 1Q03 % Chg
----------------------------------------- ---- ------ ---- ---- ------
Genco and transmission
----------------------------------------- ---- ------ ---- ---- ------
Chile                                 79   81   -2.5   60   59    1.7
----------------------------------------- ---- ------ ---- ---- ------
Colombia                              53   44   20.5   42   34   23.5
----------------------------------------- ---- ------ ---- ---- ------
Brazil - Generation                   16   11   45.5   13    9   44.4
----------------------------------------- ---- ------ ---- ---- ------
Brazil - Transmission                 27   50  -46.0   23   46  -50.0
----------------------------------------- ---- ------ ---- ---- ------
Peru                                  33   36   -8.3   23   23      -
----------------------------------------- ---- ------ ---- ---- ------
Argentina - Generation                33   31    6.5   26   24    8.3
----------------------------------------- ---- ------ ---- ---- ------
Argentina - Transmission               4    4      -    4    3   33.3
----------------------------------------- ---- ------ ---- ---- ------

----------------------------------------- ---- ------ ---- ---- ------
TOTAL Genco and transco              245  257   -4.7  191  198   -3.5
----------------------------------------- ---- ------ ---- ---- ------

----------------------------------------- ---- ------ ---- ---- ------
Distribution
----------------------------------------- ---- ------ ---- ---- ------
Chile                                 37   34    8.8   33   30   10.0
----------------------------------------- ---- ------ ---- ---- ------
Colombia                              48   30   60.0   32   15  113.3
----------------------------------------- ---- ------ ---- ---- ------
Brazil                                50   44   13.6   37   33   12.1
----------------------------------------- ---- ------ ---- ---- ------
Peru                                  18   18      -   12   11    9.1
----------------------------------------- ---- ------ ---- ---- ------
Argentina                             17   20  -15.0   11   13  -15.4
----------------------------------------- ---- ------ ---- ---- ------
TOTAL Distribution                   170  146   16.4  125  102   22.5
----------------------------------------- ---- ------ ---- ---- ------

    The main factors responsible for the performance of these items by country are explained below.

    Chile

    Operating profit from the Chilean generation business totaled Euro 60 million, a 1.7% increase on the first quarter of 2003, despite earnings for this latter period including those from the Canutillar power plant, which was subsequently sold. In the first quarter of 2003, this plant produced a total of 234 GWh and generated operating profit of Euro 3 million. Under like-for-like conditions, in other words excluding earnings from Canutillar, the operating profit of ENDESA's business in Chile grew 7.1% in the first quarter of 2004.
    The increase in sales obtained in the first quarter of 2004 was offset by a similar increase in energy purchases. The operating margin has had to absorb Euro 7 million in higher fuel and energy transmission costs.
    Meanwhile, the depreciation of the Chilean peso against the dollar in the first quarter of 2004 allowed for a Euro 5 million increase in capitalized expenses compare to the same period last year.
    Lastly, Euro 3 million less were allocated to depreciation and amortization than in the first quarter of 2003.
    Operating profit in the Chilean distribution business totalled Euro 33 million, a 10% increase from the previous year.
    This rise was fuelled by a Euro 9 million increase in the contribution margin (i.e. the difference between revenues and energy purchases), accompanied by a Euro 6 million increase in fixed costs.
    Endesa Chile has started loading the dam of the hydro plant at Ralco, a 570 MW facility accounting for 15% of the company's total capacity. The plant will start operations in the middle of this year and will meet 9% of the Central Interconnected System's (SIC) requirements.
    Finally, the Chilean Government has recently decided to increase the node price of the Central Interconnected System (SIC) to be paid in Alto Jahuel by 18.8% in US$ due to uncertainty over the supply of natural gas from Argentina.

    Colombia

    Operating profit in the Colombian generation business amounted to Euro 42 million, a 23.5% increase from the first quarter of 2003.
    The entire increase was due to the higher gross margin, thanks to a Euro 6 million increase in revenues and a Euro 5 million decrease in energy purchases and raw materials, while electricity transmission costs were Euro 3 million higher.
    The distribution business in Colombia contributed Euro 32 million in operating profits versus Euro 15 million in the first quarter of 2003.
    This improvement was driven by a 19.6% increase in the electricity tariff, which, coupled with growth in energy sales, led to a Euro 26 million rise in revenues while energy purchases only increased by Euro 5 million.

    Brazil

    The Brazilian generation business recorded operating profit of Euro 13 million versus Euro 9 million in the first quarter of 2003.
    The increase derived from the start-up of the Fortaleza thermal plant, which contributed operating profits of Euro 9 million.
    Meanwhile, operating profit from Cachoeira Dourada was Euro 5 million lower, due to the fall in revenues temporarily recorded pursuant to the Precautionary Measures ordered by the Brazilian courts stemming from CELG's lawsuit over its contract with this company. We would point out that although the Precautionary Measure provides that the contract will be provisionally paid up for a smaller amount than that established, the court has forced CELG to provide guarantees for the full amount laid down in the contract.
    Operating profit from the Brazilian distribution business totalled Euro 37 million, a 12.1% increase compared to the same period last year.
    Revenues advanced Euro 52 million (+31%) thanks to the 31% increase in tariffs for COELCE and the 15% hike for CERJ. Meanwhile, energy purchases rose Euro 37 million, while fixed costs were Euro 11 million higher.
    Operating profit deriving from the interconnection between Brazil and Argentina was Euro 23 million, half the figure obtained in the first quarter of 2003. As revenues from this interconnection are indexed to the US$, the depreciation of the dollar against the euro with respect to the first quarter of last year, coupled with the renegotiation of the COPEL contract, led to a decline in revenues in euros, which explains the fall in operating profit.

    Peru

    Operating profit from the generation business in Peru totalled Euro 23 million, the same as in the first quarter of 2003.
    The only noteworthy change was the Euro 4 million decrease in depreciation and amortization caused by the Peruvian sol's depreciation against the euro between the first quarters of 2003 and 2004, which offset the decline in gross margin measured in euros.
    Despite the currency's 13.7% depreciation, operating profit in euros was broadly flat, thanks to an 17.4% increase in operating profit in local currency.
    Operating profit from Peruvian distribution amounted to Euro 12 million, a 9.1% increase from the first quarter of 2003.
    The entire increase was the result of a Euro 4 million decline in fixed costs compensating the Euro 3 million decline in gross margin.

    Argentina

    Argentine generation produced operating profit of Euro 26 million, 8.3% more than in the same period last year.
    The increase was driven by a Euro 1 million rise in the gross margin and an equal decline in fixed costs.
    In distribution, operating profit in Argentina totalled Euro 11 million in the first quarter of 2004, Euro 2 million less than in the same period of 2003.
    This decline was caused by the Euro 8 million increase in the cost of energy purchased versus the Euro 5 million rise in revenues. Meanwhile, fixed costs were Euro 1 million lower.

    1.2. Financial results

    ENDESA reported financial losses of Euro 230 million in the first quarter of 2004, compared to Euro 187 million in the same period of 2003. These break down as follows:



                                                 Euro million
--------------------------------------------------------------- ------
                                               1Q04  1Q03  Chg  % Chg
---------------------------------------------------- ----- ---- ------
Financial revenues                               45    58  (13) -22.4
---------------------------------------------------- ----- ---- ------
Financial expenses                             (355) (355)   -      -
---------------------------------------------------- ----- ---- ------
Foreign exchange differences                     43    64  (21) -32.8
---------------------------------------------------- ----- ---- ------
Monetary correction                              41    46   (5) -10.9
---------------------------------------------------- ----- ---- ------
Change in provisions                             (4)    -   (4)   N/A
---------------------------------------------------- ----- ---- ------
Total financial result                         (230) (187) (43) -23.0
---------------------------------------------------- ----- ---- ------


    1.2.1. Financial expenses

    Financial expenses in the first three months of the year totalled Euro 355 million, in line with the year-earlier figure. Of this amount, Euro 275 million correspond to debt interest and commission, compared to Euro 315 million in the first quarter of 2003, a 12.7% reduction. The rest corresponds to the financial updating of provisions and expenses mainly those associated with the cancellation of financial operations.
    ENDESA's total debt had an average cost of 5.62% versus 5.20% in the first quarter of 2003. The rise was sharper at the ENERSIS Group, from 7.38% to 8.90%. The average cost of ENDESA's debt ex ENERSIS was 4.40%, versus 4.33% in the first quarter of 2003.
    The higher average cost of debt was due to the hedging policy followed in 2003, which enabled the Group to have 92% of its debt at a fixed or hedged interest rate for an average period of 4 years, and to the extension of the average life of its debt to 5.2 years.
    In this way, the company eliminates the risk of the potential impact of a rise in interest rates on the P&L and diminishes refinancing risk by extending the average life of its debt in exchange for bearing a higher cost of debt.
    The table below gives a breakdown of Group debt by business area and its average cost in the first quarter of 2004:



                                         Debt     Debt         Average
            (Euro million)             03/31/04 03/31/03  Chg    cost
                                                                1Q04
                                                                 (%)
----------------------------------------------- -------- ----- -------
Spanish electricity business             6,548    6,429   119    5.21
----------------------------------------------- -------- ----- -------
Latin American electricity business      6,493    6,560   (67)   7.66
----------------------------------------------- -------- ----- -------
  ENERSIS                                4,676    4,630    46    8.90
----------------------------------------------- -------- ----- -------
  Others                                 1,817    1,930  (113)   4.29
----------------------------------------------- -------- ----- -------
European electricity business            2,533    2,437    96    2.70
----------------------------------------------- -------- ----- -------
Other businesses                         2,322    1,824   498    3.58
----------------------------------------------- -------- ----- -------
TOTAL                                   17,896   17,250   646    5.62
----------------------------------------------- -------- ----- -------


    However, net debt at 31 March 2004 stood at Euro 17,896 million, an increase of Euro 646 million compared to the 31 December 2003 figure. This rise was due to the following factors:

    -- The negative impact of the euro's exchange rate against the dollar, which produced an increase of Euro 167 million in the group's dollar-denominated debt (mainly through ENERSIS).

    -- The Euro 261 million investment for the acquisition of an additional 3% of AUNA.

    -- The net acquisition of 6.8 million of the company' own shares, which required an investment of Euro 98 million. At 31 March 2004 ENDESA holds
        8.9 million shares in treasury stock, equivalent to 0.84% of share capital.

    -- After the dividend payment, working capital increased by Euro 111 million.

    This increase recurs in the first quarter of each year as a result of the cyclical impact of some expenses and investments in the last quarter of the year and paid in the first quarter of the ensuing year. Previous years' experience shows that this increase in working capital is adjusted in the last quarter of each year. If we look at the change in working capital between 31 March 2003 and 31 March 2004, we observe a decline of Euro 497 million.

    1.2.2. Foreign exchange differences

    Net forex differences in the first quarter of 2004 produced a gain of Euro 43 million. Of this amount, Euro 77 million was due to the cancellation of debt in US$ held in Spain so these are realised forex differences.
    Meanwhile, the Chilean peso's 3.67% depreciation against the dollar led to negative forex differences of Euro 33 million.
    It is worth mentioning that from 1 January 2004, ENDESA has adapted its dollar debt hedging policies, both financial and accounting, to IAS.
    Accordingly, it has substituted the hedging policy based on the correlation of currencies to one based on converting revenues into dollars; i.e. cash flow hedge.
    In accordance with this criteria, debt hedges are considered to be debt in US$ to finance assets that produce revenues in dollars or tied to the dollar.
    Exchange differences, both positive and negative, arising from this debt are directly recorded against equity and then taken to income as the dollar revenues it covers are obtained. This situation is mostly evidenced in the generation business in Latin America and the interconnection between Brazil and Argentina.
    To adapt to this policy, ENDESA repaid US$ 296 million of the debt held by ENDESA in Spain in the first quarter of 2004, generating positive forex differences of Euro 77 million. Additional switch over to local currencies from US$ denominated debt of the Latin American subsidiaries is expected.

    1.3. Equity income

    In the first quarter of 2004 the key aspect as regards equity accounted companies is the improvement in results of the telecommunications business.
    Spanish operator AUNA contributed Euro 1 million in profits from ENDESA's shareholding and the Chilean mobile company Smartcom posted a loss of just Euro 1 million, signalling improvements of Euro 23 million and Euro 9 million, respectively, versus their contributions in the first quarter of 2003.
    At 31 March 2003, Auna had 8,470,000 mobile phone clients (310,000 more than at 31 December 2003) and more than 660,000 cable network clients (24,000 more than at 31 December 2003).
    At 31 March 2004, the 32.89% stake in AUNA had a book value of Euro 1,273 million.
    Smartcom had 1,220,000 clients at 31 March 2004, 50,000 more than at the end of 2003.
    Earnings of equity-consolidated companies attributable to Endesa were Euro 19 million, an improvement of Euro 32 million versus the first quarter of 2003.
    The main items of this amount correspond to the assets of the European electricity business in which ENDESA has an interest of less than 50% and whose results, accordingly, are recorded by the equity method. Specifically, earnings from these assets totalled Euro 7 million in the first quarter of 2004, of which Euro 4 million correspond to the Portuguese generator Tejo Energia.

    1.4. Extraordinaries

    It should be pointed out that thanks to the performance of the Argentine peso against the euro and the results recorded by the group's Argentinean subsidiaries, the total book value of these investments has increased by Euro 17 million during this period.
    ENDESA, following prudent accounting policies, continues to assign a value of zero to its investments in this country. Therefore, in the first quarter of 2004 the group provisioned Euro 17 million, on top of that already made at 31 December 2003, which was recorded under the extraordinary income caption in the consolidated P&L account.
    Therefore, ENDESA's balance sheet at 31 March 2004 included a provision of Euro 198 million to cover the full risk of investment and loans in Argentina.
    Apart from the allocation to this provision, extraordinary results for the first quarter of 2004 do not include any other significant item. Conversely, extraordinary results for the first quarter of 2003 amounted to Euro 528 million due to extraordinary capital gains and provisions. These atypical results had an impact of Euro 440 million on net income for this period.

    2. Information by business line

    The table below shows ENDESA's main P&L and balance sheet figures in the first quarter of 2004, with a breakdown by business line.



                                              Euro million
----------------------------------------------------------------------
                                   Revenue Operating  Net     Fixed
                                             profit   profit  tangible
                                                               assets
------------------------------------------ --------- ------- ---------
Generation                          1,090       316     180     8,119
------------------------------------------ --------- ------- ---------
Distribution                        1,356       169     102     6,795
------------------------------------------ --------- ------- ---------
Supply                                468        23      14         6
------------------------------------------ --------- ------- ---------
Europe                                559       124      45     2,614
------------------------------------------ --------- ------- ---------
Latin America                         937       301      24     8,955
------------------------------------------ --------- ------- ---------
Other businesses                       30        13      45       435
------------------------------------------ --------- ------- ---------
Services                               42         3       4        64
------------------------------------------ --------- ------- ---------
Corporate structure                   121        75     (14)       12
------------------------------------------ --------- ------- ---------


    3. Cash flow and investments

    Total investments in the first quarter of 2004 were Euro 888 million, broken down as follows:



                                                    Euro million
                                                                   Chg
                                              03/31/04  03/31/03    %
Tangibles                                          379       386   (7)
Intangibles                                          5         4    1
Financial                                          504        87  417
Total investments                                  888       477  411
------------------------------------------------------- --------- ----


    The following table gives a breakdown of tangible investments by business line:



                                               Euro million
                                    Electricity business
---------------------------------------------------------        Total
                                    Spain  Latin   Europe Others
                                           America
----------------------------------------- -------- ------        -----
Generation                            46       68     38     34   186
----------------------------------------- -------- ------ ------ -----
Distribution                         127       44      -      -   171
----------------------------------------- -------- ------ ------ -----
Others                                19        3      -      -    22
----------------------------------------- -------- ------ ------ -----
Total                                192      115     38     34   379
----------------------------------------- -------- ------ ------ -----


    Tangible investments in distribution in Spain increased by 25.7% in January-March 2004 compared to the same period in 2003. This increase is part of the effort being made by the Company to improve service quality. In relation to this, the Equivalent Installed Capacity Interruption Time (TIEPI) was 0.38 hours for ENDESA's total Spanish markets in the first quarter of 2004, an improvement of 29% on the same comparative period of 2003.
    The main financial investments were the acquisition of an additional 3% stake in AUNA for Euro 261 million and the Euro 185 million capital increase at Smartcom - this was made by converting existing loans into capital and therefore not requiring any further outflow of funds.
    Cash flow from operations came to Euro 1,004 million in the first quarter of 2004, 1.3% higher than the same period in 2003.
    This cash flow amply covered all tangible and intangible investments (Euro 384 million), the interim dividend paid to ENDESA shareholders on 2 January 2004 (Euro 280 million), the dividends paid to minority shareholders in its subsidiaries (Euro 70 million) and the payment of provisioned obligations - fundamentally for headcount reduction programs (Euro 128 million).

    4. Financial structure

    At 31 March 2004, ENDESA's shareholder equity was Euro 9,162 million, an increase of Euro 361 million compared to 31 December 2003.
    Equity of subsidiaries attributable to minority shareholders at that date stood at Euro 5,122 million, an advance of Euro 177 million compared to the end of 2003.
    Therefore, equity increased by Euro 538 million in the first quarter of 2004 compared to an increase of Euro 646 million in debt, putting leverage at 125.3% compared to 125.5% at 31 December 2003.

    The table below gives the breakdown of debt at 31 March 2004:



                                                 Euro million
----------------------------------------------------------------------
                                          ENDESA in    ENERSIS Total
                                           Spain and    group   ENDESA
                                            direct              group
                                          subsidiaries
------------------------------------------------------ ------- -------
Euro                                           12,593       5  12,598
------------------------------------------------------ ------- -------
Dollar                                            571   3,389   3,960
------------------------------------------------------ ------- -------
Other currencies                                   56   1,282   1,338
------------------------------------------------------ ------- -------
Total                                          13,220   4,676  17,896
------------------------------------------------------ ------- -------
Fixed rate                                     10,000   3,668  13,668
------------------------------------------------------ ------- -------
Hedged rate                                     1,980     766   2,746
------------------------------------------------------ ------- -------
Variable rate                                   1,240     242   1,482
------------------------------------------------------ ------- -------
TOTAL                                          13,220   4,676  17,896
------------------------------------------------------ ------- -------
Average life (years)                             4.82    6.20    5.19
------------------------------------------------------ ------- -------


    Lastly, we would point out that at 31 March 2004 the liquidity of ENDESA in Spain and its direct subsidiaries stood at Euro 4,973 million, of which Euro 3,983 million corresponded to unused credit lines. This sum covers maturities falling due in the next 23 months for this group of companies.
    Also, at 31 March 2004, the ENERSIS group had liquidity of Euro 566 million, which is sufficient to cover debt maturities for the next 12 months, excluding (as has become usual practice) debt maturities for the group's Argentine subsidiaries. Given the economic situation of that country, all their debt is short-term and rolled over on a recurrent basis.

    CONTACT: ENDESA
             North America Investor Relations:
             David Raya, 212-750-7200
             http://www.endesa.es

                     ENDESA S.A. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
              AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
                             (Unaudited)

                                 -------------------------------------
                                            Euro Million
                                 -------------------------------------
ASSETS                           31.03.04  31.12.03      Variation
                                 --------- ---------    -----------
Utility plant and intangible
 assets                            27,828    27,502    326       1.19%
Financial investments               6,314     6,176    138       2.23%
Goodwill                            4,659     4,584     75       1.64%
Deferred charges                      690       677     13       1.92%
Current assets                      7,417     7,108    309       4.35%
TOTAL                              46,908    46,047    861       1.87%


                                 -------------------------------------
STOCKHOLDERS' EQUITY                         Euro Million
                                 -------------------------------------
AND LIABILITES                   31.03.04  31.12.03      Variation
                                 --------- --------- -----------------
Stockholder's equity                9,162     8,801    361       4.10%
  Subscribed capital stock          1,271     1,271
  Reserves                         10,513     9,250  1,263      13.65%
  FX translation differences       (3,022)   (3,032)    10       0.33%
  Income allocable to the
   controlling company                400     1,312   (912)    -69.51%
Minority interests                  5,122     4,945    177       3.58%
Negative goodwill                      12        13     (1)     -7.69%
Deferred revenues                   1,481     1,512    (31)     -2.05%
Provisions for contingencies and
 expenses                           4,462     4,502    (40)     -0.89%
Long term debt                     17,916    17,582    334       1.90%
Current liabilities                 8,753     8,692     61       0.70%
TOTAL                              46,908    46,047    861       1.87%

                     ENDESA S.A. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
            FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)


                             -----------------------------------------
                                          Euro Million
                             -----------------------------------------
                             March 31    March 31
                                '04        '03           Variation
                             ---------- -----------      ----------
OPERATING REVENUES               4,341       4,014       327     8.15%
  Sales                          4,246       3,927       319     8.12%
  Capitalized expenses              51          42         9    21.43%
  Other operating revenues          44          45        (1)   -2.22%

OPERATING EXPENSES               3,317       3,150       167     5.30%
  Purchases                      2,299       2,171       128     5.90%
    Electricity purchased        1,429       1,380        49     3.55%
    Raw materials and other
     supplies                      631         595        36     6.05%
    Power transmission and
     other external expenses       239         196        43    21.94%
  Personnel expenses               293         286         7     2.45%
  Depreciation and
   amortization                    388         394        (6)   -1.52%
  Change in operating
   provisions                       12          13        (1)   -7.69%
  Other operating expenses         325         286        39    13.64%

OPERATING INCOME                 1,024         864       160    18.52%

FINANCIAL REVENUES                 191         234       (43)  -18.38%
  Financial revenues                45          58       (13)  -22.41%
  Foreign exchange gains           105         130       (25)  -19.23%
  Monetary adjustments              41          46        (5)  -10.87%

FINANCIAL EXPENSES                 421         421
  Financial expenses               355         355
  Change in provisions for
   financial investments             4                     4      N/A
  Foreign exchange losses           62          66        (4)   -6.06%

FINANCIAL INCOME (LOSS)           (230)       (187)      (43)  -22.99%

  Equity in the income (loss)
    of companies carried by
   the equity method                19         (13)       32   246.15%
  Amortization of goodwill
   and reverse negative
   goodwill                        (77)        (74)       (3)    4.05%
ORDINARY INCOME (LOSS)             736         590       146    24.75%

NONOPERATING INCOME (LOSS)         (16)        528      (544) -103.03%

CONSOLIDATED INCOME BEFORE
 INCOME TAXES                      720       1,118      (398)  -35.60%
  Income taxes                     217         301       (84)  -27.91%

CONSOLIDATED INCOME FOR THE
 YEAR                              503         817      (314)  -38.43%
  Income allocated to
   minority interests              103         148       (45)  -30.41%

INCOME FOR THE YEAR ALLOCATED
 TO THE CONTROLLING COMPANY        400         669      (269)  -40.21%
  Net income per share
   (expressed in euros)           0.38        0.63     -0.25   -40.21%

Cash flow                        1,004         991        13     1.31%
EBITDA                           1,412       1,258       154    12.24%

                     ENDESA S.A. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
                          BY BUSINESS LINES
                 FOR THE PERIOD ENDED MARCH 31, 2004
                             (Unaudited)
                       Amounts in Euro Million



                         DOMESTIC      LATAM      EUROPE      OTHER
                        ELECTRICITY ELECTRICITY ELECTRICITY BUSINESESS
 -------------------- ------------ ----------- ----------- ----------
 OPERATING REVENUES          2,774         965         565         37
   Sales                     2,720         937         559         30
   Capitalized expenses         30          17           4
   Other operating
    revenues                    24          11           2          7

 OPERATING EXPENSES          2,188         664         441         24
   Purchases                 1,534         389         370          6
     Electricity
      purchased              1,010         245         174
     Raw materials and
      other supplies           374          66         190          1
     Power transmission
      and other external
      expenses                 150          78           6          5
   Personnel expenses          211          61          18          3
   Depreciation and
    amortization               251          99          30          8
   Change in operating
    provisions                   8           4
   Other operating
    expenses                   184         111          23          7

 OPERATING INCOME              586         301         124         13

 FINANCIAL REVENUES             (6)        131                     66
   Financial revenues           20          24                      1
   Foreign exchange
    gains                      (26)         66                     65
   Monetary adjustments                     41

 FINANCIAL EXPENSES            157         227          18         19
   Financial expenses          155         165          18         17
   Change in provisions
    for financial
    investments                  1           1                      2
   Foreign exchange
    losses                       1          61

 FINANCIAL INCOME (LOSS)      (163)        (96)        (18)        47

   Equity in the income
    (loss)  of companies
    carried by the
    equity method                1           4           7          7
   Amortization of
    goodwill and reverse
    negative goodwill                      (45)        (23)        (9)
 ORDINARY INCOME (LOSS)        424         164          90         58

 NONOPERATING INCOME
  (LOSS)                         9         (22)         (2)        (1)

 CONSOLIDATED INCOME
  BEFORE INCOME TAXES          433         142          88         57
   Income taxes                130          41          35         11

 CONSOLIDATED INCOME FOR
  THE YEAR                     303         101          53         46
   Income allocated to
    minority interests          17          77           8          1

 INCOME FOR THE YEAR
  ALLOCATED TO THE
  CONTROLLING COMPANY          286          24          45         45


   Cash flow                   568         239         134         63
   EBITDA                      837         400         154         21

                     ENDESA S.A. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
                               NATIONAL
            FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)


DOMESTIC ELECTRICITY BUSINESS
--------------------------------- ---------------------------------
                                             Euro  Million
                                  ---------------------------------
                                  March 31 March 31
                                     '04      '03        Variation
                                  -------- --------     ----------
OPERATING REVENUES                  2,774    2,518       256    10.17%
  Sales                             2,720    2,470       250    10.12%
  Capitalized expenses                 30       25         5    20.00%
  Other operating revenues             24       23         1     4.35%

OPERATING EXPENSES                  2,188    2,058       130     6.32%
  Purchases                         1,534    1,418       116     8.18%
    Electricity purchased           1,010      926        84     9.07%
    Raw materials and other
     supplies                         374      358        16     4.47%
    Power transmission and other
     external expenses                150      134        16    11.94%
  Personnel expenses                  211      208         3     1.44%
  Depreciation and amortization       251      256        (5)   -1.95%
  Change in operating provisions        8        7         1    14.29%
  Other operating expenses            184      169        15     8.88%

OPERATING INCOME                      586      460       126    27.39%

FINANCIAL REVENUES                     (6)      51       (57) -111.76%
  Financial revenues                   20       27        (7)  -25.93%
  Foreign exchange gains              (26)      24       (50) -208.33%

FINANCIAL EXPENSES                    157      154         3     1.95%
  Financial expenses                  155      154         1     0.65%
  Change in provisions for
   financial investments                1                  1      N/A
  Foreign exchange losses               1                  1      N/A

FINANCIAL INCOME (LOSS)              (163)    (103)      (60)  -58.25%

  Equity in the income (loss)  of
   companies carried by the equity
   method                               1        2        (1)  -50.00%
ORDINARY INCOME (LOSS)                424      359        65    18.11%

NONOPERATING INCOME (LOSS)              9      605      (596)  -98.51%

CONSOLIDATED INCOME BEFORE INCOME
 TAXES                                433      964      (531)  -55.08%
  Income taxes                        130      253      (123)  -48.62%

CONSOLIDATED INCOME FOR THE YEAR      303      711      (408)  -57.38%
  Income allocated to minority
   interests                           17        2        15   750.00%

INCOME FOR THE YEAR ALLOCATED TO
 THE CONTROLLING COMPANY              286      709      (423)  -59.66%

  Cash flow                           568      426       142    33.33%
  EBITDA                              837      716       121    16.90%

                     ENDESA S.A. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
                            LATIN AMERICA
            FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)


LATIN AMERICAN ELECTRICITY
 BUSINESS
--------------------------------
                                                Euro Million
                                    ---------------------------------
                                     March 31 March 31
                                       '04      '03        Variation
                                    --------  --------     ----------
OPERATING REVENUES                      965   872        93    10.67%
  Sales                                 937   844        93    11.02%
  Capitalized expenses                   17    13         4    30.77%
  Other operating revenues               11    15        (4)  -26.67%

OPERATING EXPENSES                      664   581        83    14.29%
  Purchases                             389   326        63    19.33%
    Electricity purchased               245   226        19     8.41%
    Raw materials and other supplies     66    42        24    57.14%
    Power transmission and other
     external expenses                   78    58        20    34.48%
  Personnel expenses                     61    56         5     8.93%
  Depreciation and amortization          99   103        (4)   -3.88%
  Variation in operating provisions       4     5        (1)  -20.00%
  Other operating expenses              111    91        20    21.98%

OPERATING INCOME                        301   291        10     3.44%

FINANCIAL REVENUES                      131   181       (50)  -27.62%
  Financial revenues                     24    29        (5)  -17.24%
  Foreign exchange gains                 66   106       (40)  -37.74%
  Monetary adjusments                    41    46        (5)  -10.87%

FINANCIAL EXPENSES                      227   229        (2)   -0.87%
  Financial expenses                    165   164         1     0.61%
  Change in provisions for financial
   investments                            1               1      N/A
  Foreign exchange losses                61    65        (4)   -6.15%

FINANCIAL INCOME (LOSS)                 (96)  (48)      (48) -100.00%

  Equity in the income (loss)  of
   companies carried by the equity
   method                                 4     5        (1)  -20.00%
  Amortization of goodwill              (45)  (45)
ORDINARY INCOME (LOSS)                  164   203       (39)  -19.21%

NONOPERATING INCOME (LOSS)              (22)  (72)       50    69.44%

CONSOLIDATED INCOME BEFORE INCOME
 TAXES                                  142   131        11     8.40%
  Income taxes                           41    27        14    51.85%

CONSOLIDATED INCOME FOR THE YEAR        101   104        (3)   -2.88%
  Income allocated to minority
   interests                             77   123       (46)  -37.40%

INCOME FOR THE YEAR ALLOCATED TO THE
 CONTROLLING COMPANY                     24   (19)       43   226.32%

  Cash flow                             239   430      (191)  -44.42%
  EBITDA                                400   394         6     1.52%

                     ENDESA S.A. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
                                EUROPE
             FOR THE PERIOD ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)


EUROPEAN ELECTRICITY BUSINESS
-------------------------------
                                               Euro Million
                                     ---------------------------------
                                     March 31  March 31
                                        '04       '03      Variation
                                     --------- --------- -------------
OPERATING REVENUES                        565       586  (21)   -3.58%
  Sales                                   559       582  (23)   -3.95%
  Capitalized expenses                      4         3    1    33.33%
  Other operating revenues                  2         1    1   100.00%

OPERATING EXPENSES                        441       479  (38)   -7.93%
  Purchases                               370       415  (45)  -10.84%
    Electricity purchased                 174       228  (54)  -23.68%
    Raw materials and other supplies      190       186    4     2.15%
    Power transmission and other
     external expenses                      6         1    5   500.00%
  Personnel expenses                       18        18
  Depreciation and amortization            30        28    2     7.14%
  Variation in operating provisions
  Other operating expenses                 23        18    5    27.78%

OPERATING INCOME                          124       107   17    15.89%

FINANCIAL REVENUES                                    1   (1) -100.00%
  Financial revenues                                  1   (1) -100.00%

FINANCIAL EXPENSES                         18        14    4    28.57%
  Financial expenses                       18        14    4    28.57%

FINANCIAL INCOME (LOSS)                   (18)      (13)  (5)  -38.46%

  Equity in the income (loss)  of
   companies carried by the equity
   method                                   7         8   (1)  -12.50%
  Amortization of goodwill                (23)      (23)
ORDINARY INCOME (LOSS)                     90        79   11    13.92%

NONOPERATING INCOME (LOSS)                 (2)       (1)  (1) -100.00%

CONSOLIDATED INCOME BEFORE INCOME
 TAXES                                     88        78   10    12.82%
  Income taxes                             35        31    4    12.90%

CONSOLIDATED INCOME FOR THE YEAR           53        47    6    12.77%
  Income allocated to minority
   interests                                8        22  (14)  -63.64%

INCOME FOR THE YEAR ALLOCATED TO THE
 CONTROLLING COMPANY                       45        25   20    80.00%

  Cash flow                               134       122   12     9.84%
  EBITDA                                  154       135   19    14.07%

                     ENDESA S.A. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
                           OTHER BUSINESSES
            FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)


OTHER BUSINESSES
--------------------------------
                                           Euro Million
                                -------------------------------------
                                March 31  March 31
                                   '04      '03          Variation
                                --------- --------       ---------
OPERATING REVENUES                    37       38        (1)   -2.63%
  Sales                               30       31        (1)   -3.23%
  Capitalized expenses                          1        (1) -100.00%
  Other operating revenues             7        6         1    16.67%

OPERATING EXPENSES                    24       32        (8)  -25.00%
  Purchases                            6       12        (6)  -50.00%
    Raw materials and other
     supplies                          1        9        (8)  -88.89%
    Power transmission and other
     external expenses                 5        3         2    66.67%
  Personnel expenses                   3        4        (1)  -25.00%
  Depreciation and amortization        8        7         1    14.29%
  Variation in operating
   provisions                                   1        (1) -100.00%
  Other operating expenses             7        8        (1)  -12.50%

OPERATING INCOME                      13        6         7   116.67%

FINANCIAL REVENUES                    66        1        65  6500.00%
  Financial revenues                   1        1
  Foreign exchange gains              65                 65      N/A

FINANCIAL EXPENSES                    19       24        (5)  -20.83%
  Financial expenses                  17       23        (6)  -26.09%
  Change in provisions for
   financial investments               2        1         1   100.00%

FINANCIAL INCOME (LOSS)               47      (23)       70   304.35%

  Equity in the income (loss)
   of companies carried by the
   equity method                       7      (28)       35   125.00%
  Amortization of goodwill            (9)      (6)       (3)   50.00%
ORDINARY INCOME (LOSS)                58      (51)      109   213.73%

NONOPERATING INCOME (LOSS)            (1)      (4)        3    75.00%

CONSOLIDATED INCOME BEFORE
 INCOME TAXES                         57      (55)      112   203.64%
  Income taxes                        11      (10)       21   210.00%

CONSOLIDATED INCOME FOR THE YEAR      46      (45)       91   202.22%
  Income allocated to minority
   interests                           1        1               0.00%

INCOME FOR THE YEAR ALLOCATED TO
 THE CONTROLLING COMPANY              45      (46)       91   197.83%

  Cash flow                           63       13        50   384.62%
  EBITDA                              21       13         8    61.54%

                     ENDESA S.A. AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
            FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)



                                 -----------------------------------
                                           Euro Million
                                 -----------------------------------
FUNDS OBTAINED FROM              March 31 March 31
                                    '04      '03           Variation
                                 -------- --------         ---------
 Operations                        1,004      991         13     1.31%
 Sale of fixed assets                 31    1,835     (1,804)  -98.31%
 Repayment or transfers to short-
  term of financial investment        91       39         52   133.33%
 Capital subsidies and deferred
  revenues                            55       44         11    25.00%
 Net change of debt                  401   (2,497)     2,898   116.06%
 Contributions by minority
  interests and holders of parent
  company                                   1,388     (1,388) -100.00%
TOTAL FUNDS OBTAINED               1,582    1,800       (218)  -12.11%


                                 -----------------------------------
                                              Euro Million
                                 ----------------------------------
FUNDS USED FOR                   March 31 March 31
                                   '04     '03        Variation
                                 -------- --------    ---------
 Intangible assets and utility
  plant                              384      390         (6)   -1.54%
 Financial investments               504       87        417   479.31%
 Acquisition of shares of the
  controlling company                 98      (34)       132   388.24%
 Debt execution costs                  7                   7      N/A
 Capital reduction of the
  controlling company and
  dividends allocated to minority
  interests                           70       29         41   141.38%
 Provisions for contingencies and
  expenses and long term
  creditors                          128      132         (4)   -3.03%
TOTAL FUNDS USED                   1,191      604        587    97.19%


INCREASE IN WORKING CAPITAL          391    1,196
DECREASE IN WORKING CAPITAL

                     ENDESA S.A. AND SUBSIDIARIES
                              CASH FLOW
            FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
                             (Unaudited)




                                      March 31 March 31
                                         '04      '03     Variation
                                      -------- -------- --------------
 Income for the year                      400      669  (269)  -40.21%
 Income allocated to minority
  interests                               103      148   (45)  -30.41%

 Plus
 Depreciation and amortization            388      394    (6)   -1.52%
 Net provisions                            78      196  (118)  -60.20%
 Amortization of goodwill                  77       74     3     4.05%
 Provisions for fixed assets                4       (4)    8  -200.00%
 Foreign exchange variation                34      (51)   85  -166.67%
 Cancellation of deferred charges          15       11     4    36.36%


 Minus
 Capital subsidies and other income       (16)     (12)   (4)   33.33%
 Monetary adjustments                     (41)     (46)    5   -10.87%
 Deferred and advanced taxes              (13)     258  (271) -105.04%
 Sale of fixed assets                     (12)    (659)  647   -98.18%
 Equity Income                            (13)      13   (26) -200.00%

 CASH FLOW                              1,004      991    13     1.31%

Consolidated Balance by business line for the period ended March 31, 2004


                                                                                                           Euro Million
                                                                                                           -------------

                 Generation Distribution Supply Services Europe Other        Latin   Corporate             Total
                                                                 Businesses  America Structure Adjustments Consolidated
Intangible Assets       27          150     23       38      2         124      126        24         -28           486
Utility plant        8,119        6,795      6       64  2,614         435    8,955        12         342        27,342
Financial
 investments         1,050        1,359     70      187    460       1,746    1,065    39,422     -39,045         6,314
Goodwill                 0            9      0        0  1,596         583    2,480         0          -9         4,659
Deferred charges        20          131      0        0     39           1      136       742        -379           690
Current assets       1,324        1,391    527       29    474         133    2,661     3,205      -2,327         7,417
  TOTAL             10,540        9,835    626      318  5,185       3,022   15,423    43,405     -41,446        46,908

Stockholder's
 equity              4,402        1,835     43       96  1,529         257    2,353    19,382     -20,735         9,162
Minority
 interests               0           10      0        0    359          54    3,104         0       1,595         5,122
Negative goodwill       27           68      0        0      0           2       17         0        -102            12
Deferred revenues       92        1,240      1       43      2          13      103        15         -28         1,481
Provisions for
 contingencies
 and expenses        1,280        1,709     30      112    130          57      810       382         -48         4,462
Long term debt       3,512        2,742     93        1  2,211       2,469    6,839    19,870     -19,821        17,916
Current
 liabilities         1,227        2,231    459       66    954         170    2,197     3,756      -2,307         8,753
  TOTAL             10,540        9,835    626      318  5,185       3,022   15,423    43,405     -41,446        46,908


      '


Statement of Income by business line for the period ended March 31,
 2004



  Euro Million
                                                                Other        Latin   Corporate                 Total
                 Generation Distribution Supply Services Europe  Businesses  America Structure Adjustments Consolidated
Revenues              1,090        1,356    468       42    559          30      937       121        -357        4,246
Other operating
 revenues                13           40     12        0      6           7       28         2         -13           95
Purchases              -445         -833   -279        7   -364          -1     -311       -10         176       -2,060
Other external
 expenses              -114         -205   -163      -32    -29         -12     -189       -14         194         -564
Personnel
 expenses               -81          -92    -10      -10    -18          -3      -61       -18           0         -293
Depreciation and
 amortization +
 changes in
 provisions            -147          -97     -5       -4    -30          -8     -103        -6           0         -400
Operating income
 (loss)                 316          169     23        3    124          13      301        75           0        1,024
Financial Income
 (Loss)                 -38          -40     -1        0    -18          47      -96       -84           0         -230
Income from
 equity method            0            0      0        0    -16          -2      -41         1           0          -58
Nonoperating
 income (Loss)           -9           15      0        3     -2          -1      -22         0           0          -16
Income before
 taxes                  269          144     22        6     88          57      142        -8           0          720
Income Taxes            -89          -41     -8       -2    -35         -11      -41        10           0         -217
Minority
 interests                0           -1      0        0     -8          -1      -77       -16           0         -103
NET INCOME (*)          180          102     14        4     45          45       24       -14           0          400


(*) Before allocation of Corporate Structure's financial expenses to the businesses.

                     ENDESA S.A. AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED BALANCE SHEETS
                       ENERSIS BY EQUITY METHOD
                         AS OF MARCH 31, 2004
                              (Unaudited)


                                                          Euro Million
                                               -----------------------

 ASSETS                                                      31.03.04
                                               -----------------------
 Utility plant and intangible assets                           18,981
 Financial investments                                          7,682
 Goodwill                                                       3,216
 Deferred charges                                                 556
 Current assets                                                 5,436
 TOTAL                                                         35,871
                                               -----------------------


 STOCKHOLDERS' EQUITY
 AND LIABILITES                                              31.03.04
                                               -----------------------
 Stockholder's equity                                           9,162
   Subscribed capital stock                                     1,271
   Reserves                                                    10,513
   FX translation differences                                  (3,022)
   Income allocable to the controlling company                    400
 Minority interests                                             2,040
 Negative goodwill                                                 12
 Deferred revenues                                              1,386
 Provisions for contingencies and expenses                      3,949
 Long term debt                                                12,613
 Current liabilities                                            6,709
 TOTAL                                                         35,871
                                               -----------------------

               ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
                         FINANCIAL INVESTMENTS
                      (ENERSIS BY EQUITY METHOD)
                         AS OF MARCH 31, 2004



 Euro million                                             (Unaudited) Euro million                         BALANCE
 ------------                                                         ------------
 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES
                                                               1,354  LONG TERM INVESTMENTS IN SECURITIES         288
 Endesa Italia                                                 1,354  Nueva Nuinsa, S.L.                           65
                                                                      Euskaltel                                    29
 INVESTMENTS CARRIED OUT BY EQUITY METHOD AND GOODWILL         5,834  Tenegia Gestion Financiera, S.L.             20
 Enersis                                                       2,398  Dicogexsa                                    19
 Auna                                                          1,273  AIE Asco - Vandellos                         16
 Smartcom                                                        429  Lyonnaise D'eaux                             14
 Snet                                                            424  DS2                                          13
 Luz de Bogota (Codensa)                                         334  Minas y Ferrocarriles de Utrillas             9
 Capital de Energia (Emgesa)                                     267  Minas Gargallo                                8
 Aguas de Barcelona                                              134  Ecasa                                         8
 Investluz                                                        99  Endesa Gas Transportista                      5
 Cerj                                                             89  Reganosa                                      4
 Tejo                                                             66  Fondos de inversion Enertch                   4
 Cien                                                             59  Other                                        74
 Distrilima (Edelnor)                                             28
 Red Electrica de Espana, S.A.  (REE)                             27  LOANS                                       843
 Central Termoelectrica de Fortaleza                              24  Guarantees and deposits                     324
 CPE                                                              19  Fixed income securities                     100
 Pangue                                                           18  Loans to personnel                           96
 Edesur                                                               Endesa's Extrapeninsular Tariff
                                                                  15   Deficit                                     84
 Cepm                                                             14  Elcogas                                      33
 Yacilec                                                          11  Auna                                         27
 ENDITEL I                                                        11  Emesa                                        23
 Cia Eolica Tierras Altas                                          8  Loans to Ecyr subsidiaries                   17
 Tirme                                                             6  Enditel I                                    15
 Cemsa                                                             6  Tahaddart                                    14
 P.E. Sierra del Madero                                            6  Megasa                                       13
 Coelce                                                            5  Endesa's Tariff Deficit                      11
 Eolica Valle del Ebro                                             4  NQF Gas                                       8
 P.E. Barbanza                                                     4  Gas Alicante                                  8
 Sdad Eolica de Andalucia                                          4  Planta Regasificadora de Sagunto              7
 Sdad Termica Portuguesa                                           4  Soprolif                                      5
 Meridional de Gas                                                 4  Camporrells                                   5
 Other                                                            44  Micase                                        5
                                                                      P.E. Villanueva                               5
                                                                      Other                                        43

                                                                      Advanced tax and tax credit  and
                                                                       other                                    2,579

                                                                      TOTAL FINANCIAL INVESTMENTS and
                                                                       GOODWILL                                10,898


                                       SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: April 28, 2004               By: /s/ David Raya
                                        -------------------------------
                                             Name: David Raya
                                             Title: Manager of North America
                                                    Investor Relations